CONFORMED COPY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

Commission file number 1-3932

Full title of plan: WHIRLPOOL 401(k) PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHIRLPOOL CORPORATION

Administration Center

2000 North M-63

Benton Harbor, MI 49022-2692

Financial Statements and Supplemental Schedule

Whirlpool 401(k) Plan

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

EIN 38-1490038

Plan #001

Whirlpool 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Trustees

Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 8, 2004	Ernst & Young LLP
Chicago, IL

EIN 38-1490038

Plan #001

Whirlpool 401(k) Plan

Statements of Assets Available for Benefits

	December 31
	2003	2002
Contributions receivable:
Employer	$14,207,693	$16,116,883
Participant	5,087,025	5,437,650

Investments at fair value:
Mutual funds	454,208,282	343,991,944
Common and collective funds	219,296,210	165,332,041
Common stock of Whirlpool Corporation	104,476,286	93,228,227
Participant loans	49,387,310	43,634,384

Total investments	827,368,088	646,186,596

Assets available for benefits	$846,662,806	$667,741,129

See accompanying notes.

EIN 38-1490038

Plan #001

Whirlpool 401(k) Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Dividends on Whirlpool Corporation common stock	$2,372,671	$2,082,226
Other dividend income	4,324,864	4,281,428
Interest income	10,704,330	10,246,891

	17,401,865	16,610,545
Employer contributions	14,208,662	16,116,883
Participant contributions	56,424,348	55,783,306
Rollover contributions	2,614,442	4,075,382

	73,247,452	75,975,571

Total additions	90,649,317	92,586,116

Deductions
Benefit payments	48,781,020	47,246,627
Administrative expenses	265,814	247,935

Total deductions	49,046,834	47,494,562

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Whirlpool Corporation common stock	38,922,159	(24,989,111)
Mutual funds	89,723,886	(90,626,266)
Common and collective funds	8,673,149	(7,635,174)

	137,319,194	(123,250,551)

Net increase (decrease)	178,921,677	(78,158,997)
Assets available for benefits:
Beginning of year	667,741,129	745,900,126

End of year	$846,662,806	$667,741,129

See accompanying notes.

EIN 38-1490038

Plan #001

Whirlpool 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1. Description of Plan

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Plan Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

Essentially all U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 50% (15% for highly compensated employees), but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (IRC). Effective May 1, 2002, participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions subject to the limitations of Section 414(v) of the IRC. Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

Contributions and Vesting

Each year the Employer establishes performance goals. Performance is measured in terms of annual balanced scorecard measures as determined by the Whirlpool Board of Directors. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee that do not exceed 5% of the employee’s eligible earnings. Regardless of performance, the Employer will make a guaranteed matching contribution of $0.25 per dollar that eligible employees contribute

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

to the Plan. The matching contribution was $0.43 per dollar of eligible employees’ contributions for 2003 and $0.50 for 2002, up to 5% of compensation. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant’s retirement, death, disability, or a reduction in work force.

Participants may direct employee contributions to one or a combination of several fund alternatives offered by the Plan. Employer matching contributions are initially invested in the Whirlpool ESOP Plan, but may subsequently be transferred to another investment fund in accordance with provisions of the Plan.

Benefit Payments

On termination of service, a participant with an account balance of $5,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $5,000 can elect to receive a lump-sum distribution or may elect a monthly installment option. Monthly installments are paid over a period of time not to exceed 9 years and 11 months.

Participant Accounts

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan investments are made in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Loans

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of a participant’s account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974.

2. Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the trust. The custodian invests all assets of the trust except as follows: (i) the trustees direct the investment of the Whirlpool ESOP Plan; and (ii) the trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the trustees or an investment manager designated by the trustees.

Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Investment income and related expenses of the trust are allocated to the investment funds based on each investment fund’s proportionate share of the current value of the trust assets daily.

Effective February 22, 2002, the Whirlpool Stock Fund was converted to an Employee Stock Ownership Plan and renamed the Whirlpool ESOP Plan. On a quarterly basis, participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or receive a cash payout. All dividends continue to be 100% vested.

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation

Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation units and shares owned by the Plan in the common and collective funds and mutual funds is based on quoted redemption or market values on the last business day of the Plan year. Participant loans are stated at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

In general, Plan expenses, except for broker commissions, portfolio transaction fees, and investment management fees, are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31
	2003	2002
Putnam Asset Allocation Balanced Fund	$49,329,378	$38,406,666
Putnam New Opportunities Fund	48,547,697	37,400,354
Putnam Voyager Fund	121,456,128	105,457,585
Whirlpool Corporation common stock	104,476,286	93,228,227
Putnam Stable Value Fund	170,243,408	140,326,222
Neuberger & Berman Genesis Fund	64,968,423	43,933,582

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2002, stating that the Plan is qualified under section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2003	2002
Assets available for benefits per the financial statements	$846,662,806	$667,741,129
Deemed distributions of participant loans	(1,414,466)	(88,981)

Assets available for benefits per the Form 5500	$845,248,340	$667,652,148

Whirlpool 401(k) Plan

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to Form 5500 (continued)

Year ended December 31 2003
Benefits paid to participants per the financial statements	$48,781,020
Add: Deemed distributions of participant loans at December 31, 2003	1,414,466
Less: Deemed distributions of participant loans at December 31, 2002	(88,981)

Benefits paid to participants per the Form 5500	$50,106,505

Deemed distributions of loans are recorded as distributions on the Form 5500 but are recorded as investments in the financial statements.

Supplemental Schedule

EIN 38-1490038

Plan #001

Whirlpool 401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2003

Description of Investment	Number of Shares or Units	Current Value
Mutual funds:
Lazard International Equity Fund	125,353	$1,425,260
Putnam* Discovery Growth Fund	153,163	2,479,716
Putnam* Growth Opportunities Fund	205,882	2,676,469
Putnam* Vista Fund	411,173	3,400,403
Alger Growth Retirement Portfolio	381,936	4,300,598
Alger Small-Cap Growth Retirement Portfolio	353,021	5,489,477
Federated Stock Fund	212,291	7,275,208
Putnam* Asset Allocation Conservative Fund	849,645	7,502,363
TCW Galileo Select Equity I/Concentrated	443,335	7,567,725
Putnam* International Voyager Fund	434,523	8,221,178
PIMCO High Yield Fund	1,111,750	10,861,793
Putnam* Asset Allocation Growth Fund	1,283,293	12,986,928
Putnam* Income Fund	2,690,355	18,240,608
Alger Mid-Cap Growth Retirement Portfolio	1,427,393	21,810,569
Vanguard Windsor II Fund – Admiral Class	578,532	27,202,595
EuroPacific Growth Fund	942,263	28,465,766
Putnam* New Opportunities Fund	1,250,907	48,547,697
Putnam* Asset Allocation Balanced Fund	4,992,852	49,329,378
Neuberger & Berman Genesis Fund	1,754,481	64,968,423
Putnam* Voyager Fund	7,446,728	121,456,128

		454,208,282
Common and collective funds:
Putnam* Stable Value Fund	170,243,408	170,243,408
Putnam* S&P 500 Index Fund	1,411,273	39,205,173
Putnam* Bond Index Fund	729,454	9,847,629

		219,296,210

Whirlpool Corporation* common stock	1,438,077	104,476,286

Participant loans	Varying maturities and interest rate of 9%	49,387,310

Total investments		$827,368,088

*Party	in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Whirlpool 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHIRLPOOL CORPORATION

Whirlpool 401(k) Plan

Date: June 23, 2004

	By:	/s/ R. Stephen Barrett, Jr.
	Name:	R. Stephen Barrett, Jr.
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

TO

FORM 11-K FOR

WHIRLPOOL 401(k) PLAN

Exhibit Number	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated June 18, 2004